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                       U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

                               SEC FILE NUMBER 02-69494

                                CUSIP NUMBER 37933T209

                                     (Check One):

         [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11K
                     [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                 For Period Ended: June 30, 1997

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR

         For the Transition Period Ended: ___________________________________

_____________________________________________________________________________

         Read Attached Instruction Sheet Before Preparing Form.
                          Please Print or Type

                 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_____________________________________________________________________________

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________

Part 1 -- Registrant Information
_____________________________________________________________________________

    Full Name of Registrant
    Former Name if Applicable

    Global Gold Corporation

    Address of Principal Executive Office (Street and Number)

    438 West 37th Street
    Suite 5H
    New York, New York  10017

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_____________________________________________________________________________

Part II -- Rules 12b-25(b) and (c)
_____________________________________________________________________________


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
                                                               [X] Yes  [ ] No

    (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

    See Part III below.
    -------------------

    (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                                                                       N/A
_____________________________________________________________________________

Part III -- Narrative
_____________________________________________________________________________

    State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

    Global Gold Corporation (the "Company") is gathering the financial information from sources outside the United States that the Company needs to include in the Accountant's Report with respect to its financial statements to be included in its Report on Form 10-QSB for the quarter ended June 30, 1997, and needs additional time in order to complete such task. Accordingly, management is devoting its time to the gathering of such information. Nevertheless, the Company anticipates that such additional information will be obtained within the next several business days so that the Company anticipates that the Report on Form 10-QSB for the quarter ended June 30, 1997 will be filed promptly upon the receipt of, and the subsequent inclusion of, such data in such Report.

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_____________________________________________________________________________

Part IV -- Other Information
_____________________________________________________________________________

    (1) Name and telephone number of person to contact in regard to this notification

   Stephen R. Field, Esq.            (212)          332-6050
---------------------------       -----------  ------------------
         (Name)                   (Area Code)  (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes   [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Global Gold Corporation
                 ------------------------
       (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date August 10, 1997              By /s/  Drury J. Gallagher
                                     --------------------------
                                     Drury J. Gallagher,
                                     Chairman and
                                     Chief Executive Officer


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